Exhibit 99.1

PAYSAFE REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS;

PROVIDES 2023 OUTLOOK

London, UK – March 9, 2023 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the fourth quarter and full year 2022.

Fourth Quarter 2022 Financial Highlights

(Metrics compared to fourth quarter of 2021)

•
Total Payment Volume of $33.1 billion*, increased 5%
•
Revenue of $383.6 million, increased 3%; increased 8% on a constant currency basis
•
Net loss attributable to the Company of $33.7 million, compared to net income attributable to the Company of $90.3 million
•
Adjusted net income of $33.1 million, compared to $52.2 million
•
Adjusted EBITDA of $107.6 million, increased 2%; increased 6% on a constant currency basis

Full Year 2022 Financial Highlights

(Metrics compared to full year 2021)

•
Total Payment Volume of $130.1 billion*, increased 6%
•
Revenue of $1,496.1 million, increased 1%; increased 5% on a constant currency basis
•
Net loss attributable to the Company of $1.9 billion and inclusive of non-cash impairment charges of $1.9 billion in 2022, compared to $111.0 million
•
Adjusted net income of $137.0 million, compared to adjusted net income of $185.8 million
•
Adjusted EBITDA of $410.0 million, decreased 8%; decreased 3% on a constant currency basis

Bruce Lowthers, CEO of Paysafe, commented: “We are pleased with our progress and fourth quarter financial results, including 8% year-over-year constant currency revenue growth. When I joined Paysafe, we said our focus would be on returning to growth in the back half of the year and into 2023, and we have done exactly that. We have recruited high-caliber talent, simplified and re-positioned the business, and re-built our sales organization, which is driving early success in cross-selling and multi-product client wins. Looking ahead, we remain relentlessly focused on client experience, product innovation, and further sales transformation to fully leverage our assets globally and capture meaningful growth opportunities for years to come."

Recent Strategic and Operational Highlights

•
Completed 1-for-12 reverse stock split of the Company's common shares
•
Constant currency revenue growth of 9% year-over-year in the second half of 2022 (3% reported basis)
•
Expanded into the new Ohio online sports betting market – Paysafe now powers payments for iGaming operators across 25 U.S. states or jurisdictions
•
Announced a new partnership with Virgin Voyages to streamline online payments
•
Expanded relationship with Microsoft, bringing Paysafe's eCash solution to the U.S. and eight countries in Europe; collaboration now spans 31 countries

* Volumes exclude embedded wallet related volumes of $9.2 billion and $37.5 billion in the fourth quarter and full year 2022, respectively.

Changes to Segment Names and Reporting Structure

As previously announced, Paysafe renamed and realigned its two reportable segments as follows:

•
Merchant Solutions (renamed from US Acquiring) continues to include the Company's US Acquiring business and now also includes the integrated & eCommerce (IES) business.
o
IES was previously included within Digital Commerce.
•
Digital Wallets (renamed from Digital Commerce) continues to include the Company's digital wallets and eCash businesses.

The recast of certain historical financials are available within the materials accompanying this press release.

Fourth Quarter and Full Year 2022 Summary of Consolidated Results

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands) (unaudited)	2022	2021	2022	2021
Revenue	$383,568	$371,661	$1,496,137	$1,487,013
Gross Profit (excluding depreciation and amortization)	$227,443	$223,550	$882,112	$887,235
Net (loss) / income attributable to the Company	$(33,711)	$90,296	$(1,862,655)	$(110,954)

Adjusted EBITDA	$107,561	$105,459	$409,951	$443,898
Adjusted EBITDA margin	28.0%	28.4%	27.4%	29.9%
Adjusted net income attributable to the Company	$33,089	$52,196	$137,043	$185,798

Fourth Quarter 2022 Results

Total revenue for the fourth quarter of 2022 was $383.6 million, an increase of 3%, compared to $371.7 million in the prior year period, driven by strong revenue growth from Merchant Solutions, which increased 10%, partly offset by Digital Wallets, which declined 4%. Excluding a $17.6 million unfavorable impact from changes in foreign exchange rates, total revenue increased 8% compared to the prior year period. Digital Wallets revenue increased 6% on a constant currency basis, reflecting growth from acquisitions completed in the last twelve months and growth from new products, which more than offset an impact from the Russia-Ukraine war of approximately 1%.

Net loss attributable to the Company for the fourth quarter was $33.7 million, compared to net income of $90.3 million in the prior year period. The decrease is largely attributable to a fair value gain on the remeasurement of the warrant liability and an income tax benefit in the prior year period as well as increases in interest expense and share-based compensation expense in the fourth quarter of 2022.

Adjusted EBITDA for the fourth quarter was $107.6 million, an increase of 2%, compared to $105.5 million in the prior year period. Excluding a $4.1 million unfavorable impact from changes in foreign exchange rates, Adjusted EBITDA increased 6% compared to the prior year period. Adjusted EBITDA margin for the fourth quarter was 28.0%, compared to 28.4% in the prior year period.

Adjusted net income for the fourth quarter was $33.1 million, compared to $52.2 million in the prior year period, reflecting an increase in interest expense.

Fourth quarter net cash used in operating activities was $449.1 million, compared to an inflow of $131.9 million in the prior year period, mainly reflecting the timing of settlement of funds payable and amounts due to customers. Free cash flow was $91.5 million, compared to $53.1 million in the prior year period, which includes the movement in customer accounts and other restricted cash which was an increase of $504.8 million in 2022, compared to a decrease of $94.8 million in the prior year period.

Full Year 2022 Results

Total revenue for the full year 2022 was $1,496.1 million, an increase of 1%, compared to $1,487.0 million in the prior year, driven by strong revenue growth from Merchant Solutions, which increased 10%, partly offset by Digital Wallets, which declined 9%. Excluding a $70.5 million unfavorable impact from changes in foreign exchange rates, total revenue increased 5% compared to the prior year. Digital Wallets revenue increased 1% on a constant currency basis, reflecting growth from acquisitions completed in the last twelve months and growth from new products, which more than offset market headwinds related to gambling regulations in Europe as well as an impact from the Russia-Ukraine war of approximately 1%.

Net loss attributable to the Company for the full year 2022 was $1,862.7 million, compared to a net loss of $111.0 million in the prior year, largely attributable to non-cash charges related to the impairment of goodwill and intangibles recognized in 2022.

Adjusted EBITDA for the full year 2022 was $410.0 million, a decrease of 8%, compared to $443.9 million in the prior year, including unfavorable impacts from foreign exchange rates and business mix, as well as an impact from the Russia-Ukraine war, partly offset by contribution from the acquisitions. Excluding an $18.9 million unfavorable impact from changes in foreign exchange rates, Adjusted EBITDA decreased 3% compared to the prior year. Adjusted EBITDA margin decreased to 27.4%, compared to 29.9% in the prior year.

Adjusted net income for the full year 2022 was $137.0 million, compared to $185.8 million in the prior year. The change in adjusted net income was largely attributable to the same factors impacting Adjusted EBITDA as well as an increase in depreciation and amortization expense, excluding the amortization of acquired intangibles, and an increase in interest expense, excluding the impact of the acceleration of deferred debt financing expense in the prior year.

Net cash from operating activities for 2022 was $924.1 million, compared to $224.5 million in the prior year, mainly reflecting the timing of settlement of funds payable and amounts due to customers. Free cash flow was $297.8 million, compared to $286.3 million in the prior year which includes movements in customer accounts and restricted cash which was a decrease of $684.9 million in 2022, compared to an increase of $32.4 million in the prior year.

Balance Sheet

As of December 31, 2022, total cash and cash equivalents were $260.2 million, total debt was $2.6 billion and net debt was $2.4 billion.

Summary of Segment Results

	Three Months Ended			Year Ended
	December 31,		YoY	December 31,		YoY
($ in thousands) (unaudited)	2022	2021	change	2022	2021	change
Revenue:
Merchant Solutions	$208,505	$190,323	9.6%	$817,353	$745,344	9.7%
Digital Wallets	$177,141	$183,821	-3.6%	$686,165	$750,025	-8.5%
Intersegment	$(2,078)	$(2,483)	-16.3%	$(7,381)	$(8,356)	-11.7%
Total Revenue	$383,568	$371,661	3.2%	$1,496,137	$1,487,013	0.6%

Adjusted EBITDA:
Merchant Solutions	$51,022	$51,755	-1.4%	$200,304	$186,878	7.2%
Digital Wallets	$77,127	$80,009	-3.6%	$289,413	$332,090	-12.9%
Corporate	$(20,588)	$(26,305)	21.7%	$(79,766)	$(75,070)	-6.3%
Total Adjusted EBITDA	$107,561	$105,459	2.0%	$409,951	$443,898	-7.6%

Adjusted EBITDA margin:
Merchant Solutions	24.5%	27.2%	(270 bps)	24.5%	25.1%	(60 bps)
Digital Wallets	43.5%	43.5%	(0 bps)	42.2%	44.3%	(210 bps)
Total Adjusted EBITDA margin	28.0%	28.4%	(40 bps)	27.4%	29.9%	(250 bps)

Financial Guidance

For the first quarter and full year 2023, Paysafe expects revenue and Adjusted EBITDA to be in the ranges provided below.

($ in millions) (unaudited)	Q1 2023	Full Year 2023
Revenue	$375 - $380	$1,580 - $1,600
Adjusted EBITDA	$105 - $108	$452 - $462

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Thursday, March 9, 2023, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

Paysafe Analyst and Investor Day

As previously announced, Paysafe will be hosting its 2023 Analyst & Investor Day on March 13, 2023 at the New York Stock Exchange. The presentations and Q&A session will be followed by a reception for in-person attendees. The presentation will be webcast live in listen-only mode beginning at approximately 1:00 p.m. ET. To register for the webcast please visit the following link and fill in the requested details here. The webcast can also be accessed on the investor relations section of Paysafe’s website at ir.paysafe.com. A replay will be also available after the event.

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

Basis of Presentation

The financial information for the year ended December 31, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over $130 billion in 2022, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism, including the conflict in Ukraine; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of the COVID-19 pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$260,219	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $0 and $673, respectively	1,866,976	1,658,279
Accounts receivable, net of allowance for credit losses of $10,558 and $8,642, respectively	159,324	147,780
Settlement receivables, net of allowance for credit losses of $5,398 and $4,049, respectively	147,774	149,852
Prepaid expenses and other current assets	60,810	64,497
Related party receivables – current	—	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	2,495,103	2,343,181
Deferred tax assets	104,538	21,926
Property, plant and equipment, net	11,947	14,907
Operating lease right-of-use assets	35,509	33,118
Derivative asset	17,321	—
Intangible assets, net	1,291,458	1,202,204
Goodwill	1,999,132	3,650,037
Other assets – noncurrent	2,048	1,856
Total non-current assets	3,461,953	4,924,048
Total assets	$5,957,056	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$241,529	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,997,867	1,400,057
Operating lease liabilities – current	7,953	8,845
Income taxes payable	11,325	11,041
Contingent and deferred consideration payable – current	18,171	13,673
Liability for share-based compensation – current	11,400	3,360
Total current liabilities	2,298,435	1,659,007
Non-current debt	2,633,269	2,748,178
Operating lease liabilities – non-current	29,913	28,008
Deferred tax liabilities	118,791	64,886
Warrant liabilities	3,094	35,575
Liability for share-based compensation – non-current	4,942	6,664
Contingent and deferred consideration payable – non-current	8,975	17,142
Total non-current liabilities	2,798,984	2,900,453
Total liabilities	5,097,419	4,559,460
Commitments and contingent liabilities
Shareholders' equity in the Company	859,637	2,569,764
Non-controlling interest	—	138,005
Total shareholders' equity	859,637	2,707,769
Total liabilities and shareholders' equity	$5,957,056	$7,267,229

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2022	2021	2022	2021
Revenue	$383,568	$371,661	$1,496,137	$1,487,013
Cost of services (excluding depreciation and amortization)	156,125	148,111	614,025	599,778
Selling, general and administrative	136,988	127,031	534,515	545,107
Depreciation and amortization	67,723	63,964	266,819	261,372
Impairment expense on goodwill and intangible assets	1,000	—	1,887,223	324,145
Restructuring and other costs	3,496	3,562	64,132	25,883
Loss on disposal of subsidiary and other assets, net	—	28	1,359	—
Operating income / (loss)	18,236	28,965	(1,871,936)	(269,272)
Other (expense) / income, net	(14,085)	64,088	83,778	239,661
Interest expense, net	(37,615)	(21,536)	(126,628)	(165,827)
(Loss) / income before taxes	(33,464)	71,517	(1,914,786)	(195,438)
Income tax expense / (benefit)	247	(19,005)	(52,502)	(85,110)
Net (loss) / income	$(33,711)	$90,522	$(1,862,284)	$(110,328)
Less: net income attributable to non-controlling interest	—	226	371	626
Net (loss) / income attributable to the Company	$(33,711)	$90,296	$(1,862,655)	$(110,954)

Net (loss) / income per share attributable to the Company – basic	$(0.56)	$1.50	$(30.78)	$(1.84)
Net (loss) / income per share attributable to the Company – diluted	$(0.56)	$1.50	$(30.78)	$(1.84)

Net (loss) / income	$(33,711)	$90,522	$(1,862,284)	$(110,328)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	21,409	738	(34,251)	(1,406)
Total comprehensive (loss) / gain	$(12,302)	$91,260	$(1,896,535)	$(111,734)
Less: comprehensive income attributable to non-controlling interest	—	226	371	626
Total comprehensive (loss) / gain attributable to the Company	$(12,302)	$91,034	$(1,896,906)	$(112,360)

Paysafe Limited Consolidated Net (loss) / income per share attributable to the Company

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Numerator ($ in thousands)
Net (loss) / income attributable to the Company - basic	$(33,711)	$90,296	$(1,862,655)	$(110,954)
Net (loss) / income attributable to the Company - diluted	$(33,711)	$90,296	$(1,862,655)	$(110,954)
Denominator (in millions)
Weighted average shares – basic	60.7	60.3	60.5	60.3
Weighted average shares – diluted	60.7	60.3	60.5	60.3
Net (loss) / income per share attributable to the Company
Basic	$(0.56)	$1.50	$(30.78)	$(1.84)
Diluted	$(0.56)	$1.50	$(30.78)	$(1.84)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Year Ended
	December 31,
($ in thousands)	2022	2021
Cash flows from operating activities
Net loss	$(1,862,284)	$(110,328)
Adjustments for non-cash items:
Depreciation and amortization	266,819	261,372
Unrealized foreign exchange (gain) / loss	(44,157)	4,383
Deferred tax benefit	(82,876)	(96,993)
Interest expense, net	24,394	74,282
Share-based compensation	62,354	101,770
Other income, net	(45,489)	(232,539)
Impairment expense on goodwill and intangible assets	1,887,223	324,145
Allowance for credit losses and other	35,541	15,102
Loss on disposal of subsidiary and other assets, net	1,359	—
Non-cash lease expense	7,034	9,523
Movements in working capital:
Accounts receivable, net	(34,224)	(42,592)
Prepaid expenses, other current assets, and related party receivables	(13,085)	3,456
Settlement receivables, net	(11,978)	58,896
Accounts payable, other liabilities, and related party payables	17,400	(25,733)
Funds payable and amounts due to customers	698,855	(95,890)
Income tax payable / (receivable)	17,192	(24,386)
Net cash flows from operating activities	924,078	224,468
Cash flows in investing activities
Purchase of property, plant & equipment	(4,543)	(5,616)
Purchase of merchant portfolios	(56,438)	(63,906)
Purchase of other intangible assets	(89,065)	(78,227)
Acquisition of business, net of cash acquired	(424,722)	(263,520)
Net cash outflow on disposal of subsidiary	(826)	—
Net cash flows used in investing activities	(575,594)	(411,269)
Cash flows from financing activities
Cash settled equity awards	(990)	—
Repurchases of shares withheld for taxes	(6,937)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(151,722)
Repurchase of borrowings	(45,511)
Proceeds from loans and borrowings	120,669	2,962,112
Repayments of loans and borrowings	(148,919)	(3,433,206)
Cash outflow on foreign exchange forward contract	—	(6,504)
Payment of debt issuance costs	(6,781)	(7,077)
Proceeds under line of credit	796,600	600,000
Repayments under line of credit	(771,600)	(600,000)
Receipts / (payments) under derivative financial instruments, net	137	(48,457)
Contingent consideration received	2,621	7,942
Contingent and deferred consideration paid	(19,834)	(7,681)
Net cash flows (used in) / provided by financing activities	(80,542)	483,281
Effect of foreign exchange rate changes	(112,465)	(88,614)
Increase in cash and cash equivalents, including customer accounts and other restricted cash during the period	$155,477	$207,866
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$2,127,195	$1,971,718

	Year Ended
	December 31,
	2022	2021
Cash and cash equivalents	$260,219	$313,439
Customer accounts and other restricted cash, net	1,866,976	1,658,279
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,127,195	$1,971,718

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, Adjusted net income and Adjusted net income per share, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and intangible assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted net income, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted

EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Income (loss) to Adjusted EBITDA

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2022	2021	2022	2021
Net (loss) / income	$(33,711)	$90,522	$(1,862,284)	$(110,328)
Income tax expense / (benefit)	247	(19,005)	(52,502)	(85,110)
Interest expense, net	37,615	21,536	126,628	165,827
Depreciation and amortization	67,723	63,964	266,819	261,372
Share-based compensation expense	17,106	8,940	62,354	101,770
Impairment expense on goodwill and intangible assets	1,000	—	1,887,223	324,145
Restructuring and other costs	3,496	3,562	64,132	25,883
Loss on disposal of subsidiaries and other assets, net	—	28	1,359	—
Other expense / (income), net	14,085	(64,088)	(83,778)	(239,661)
Adjusted EBITDA	$107,561	$105,459	$409,951	$443,898
Adjusted EBITDA Margin	28.0%	28.4%	27.4%	29.9%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2022	2021	2022	2021
Net cash (outflows) / inflows from operating activities	$(449,141)	$131,868	$924,078	$224,468
Capital Expenditure	(23,915)	(22,308)	(93,608)	(83,843)
Cash paid for interest	38,614	28,748	102,234	91,545
Payments relating to Restructuring and other costs	21,102	9,520	49,970	21,735
Movement in Customer Accounts and other restricted cash	504,795	(94,770)	(684,895)	32,429
Free Cash Flow	$91,455	$53,058	$297,779	$286,334
Adjusted EBITDA	107,561	105,459	409,951	443,898
Free Cash Flow Conversion	85%	50%	73%	65%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2022	2021	2022	2021
Revenue	$383,568	$371,661	$1,496,137	$1,487,013
Cost of services (excluding depreciation and amortization)	156,125	148,111	614,025	599,778
Depreciation and amortization	67,723	63,964	266,819	261,372
Gross Profit (1)	$159,720	$159,586	$615,293	$625,863
Depreciation and amortization	67,723	63,964	266,819	261,372
Gross Profit (excluding depreciation and amortization)	$227,443	$223,550	$882,112	$887,235

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended		Year Ended
	December 31,		December 31,
($ in thousands)	2022	2021	2022	2021
Net (loss) / income attributable to the Company	$(33,711)	$90,296	$(1,862,655)	$(110,954)
Other non operating expense / (income), net (1)	14,438	(65,210)	(89,383)	(252,512)
Impairment expense on goodwill and intangible assets	1,000	—	1,887,223	324,145
Accelerated amortization of debt fees (2)	—	—	—	62,262
Amortization of acquired assets (3)	40,317	41,975	167,345	187,343
Restructuring and other costs	3,496	3,562	64,132	25,883
Loss on disposal of subsidiaries and other assets, net	—	28	1,359	—
Share-based compensation expense	17,106	8,940	62,354	101,770
Discrete tax items (4)	24,672	(34,509)	36,311	(18,832)
Income tax (benefit) / expense on non-GAAP adjustments (5)	(34,229)	7,114	(129,643)	(133,307)
Adjusted net income attributable to the Company (6)	$33,089	$52,196	$137,043	$185,798

Weighted average shares - diluted	60.7	60.3	60.5	60.3
Adjusted diluted impact	0.5	0.1	0.4	—
Adjusted weighted average shares - diluted	61.2	60.4	60.9	60.3

(1)
Other non operating (income) /expense, net primarily consists of income and expenses outside of the Company's operating activities, including fair value gain on derivative instruments, fair value gain on warrant liabilities and (gain) / loss on contingent consideration payable and receivables and gain on foreign exchange. For the three months and year ended December 31, 2022, this item includes the gain on the repurchase of secured notes.
(2)
Accelerated amortization of debt fees represents the non-cash amortization of debt fees relating to the refinancing and debt reduction in 2021.
(3)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(4)
Discrete tax items represents certain amounts within income tax (benefit)/expense, including changes in uncertain tax positions and the remeasurement of certain deferred tax balances due to changes in the statutory tax rates in certain jurisdictions.
(5)
Income tax (benefit) / expense on non-GAAP adjustments reflects the tax impact of the non-GAAP adjustments to net (loss)/income attributable to the Company to calculated adjusted net income.
(6)
Upon further review of the adjustments to adjusted net income, amounts for the year ended December 31, 2021 have been updated from amounts previously presented for the six months ended June 30, 2021 to account for the tax impact related to accelerated debt fees.

Adjusted Net Income per Share

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
Numerator ($ in thousands)
Adjusted net income attributable to the Company - basic	$33,089	$52,196	$137,043	$185,798
Adjusted net income attributable to the Company - diluted	$33,089	$52,196	$137,043	$185,798
Denominator (in millions)
Weighted average shares – basic	60.7	60.3	60.5	60.3
Adjusted weighted average shares – diluted (1)	61.2	60.4	60.9	60.3
Adjusted net income per share attributable to the Company
Basic	$0.55	$0.87	$2.26	$3.08
Diluted	$0.54	$0.86	$2.25	$3.08

(1)
The denominator used in the calculation of diluted adjusted net income per share attributable to the Company for the three months and years ended December 31, 2022 and December 31, 2021 has been adjusted to include the dilutive effect of the Company's restricted stock units.